UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of November 2019

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Explanatory note

This Report on Form 6-K contains the following exhibit.

Exhibit
Number

99.1	Supplemental Information Regarding the Business of Tata Motors Limited

Forward-looking statements contain risks

The supplemental information regarding the business of Tata Motors Limited (“TML”) constituting Exhibit 99.1 to this Form 6-K, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to TML’s operating strategies, future plans, management goals, mergers and acquisitions and other matters; its competitive positions; its reorganization plans; its capital expenditure plans; its future business conditions and financial results; its cash flows; its dividends; its financing plans; the future growth of market demand of, and opportunities for, TML’s new and existing products; and future regulatory and other developments in the global automotive industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to TML, are intended to identify certain of these forward-looking statements. TML does not intend to update any forward-looking statement.

These forward-looking statements are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the current views of TML with respect to future events and do not guarantee the future performance of TML. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	general economic and business conditions in India or global economies;
•	the Company’s substantial indebtedness and ability to meet its debt service obligations;
•	any future political instability in India, Asia or other regions in which the Company operates;
•	industry risk (including accidents and natural disasters) in the areas in which the Company operates;
•

changes in government regulations, including those pertaining to regulation of the industry, zoning, tax, subsidies, operational health, safety and environmental standards or licensing requirements in India, Asia and other regions;

•	increased competition in the industries and segments in which the Company, its subsidiaries and affiliates operate;
•	the ability of the Company to successfully implement its strategies;
•	develop new products that meet customer demands and generate acceptable margins;
•	terms on which the Company finances its working capital and capital expenditure requirements;
•	changes in interest rates, inflation rates and in the value of the Indian Rupee;
•	changes in foreign exchange control regulations in India;
•	changes in exchange controls, import controls or import duties, levies or taxes, either in international markets or in India;
•	changes in laws, regulations, taxation or accounting standards or practices that affect the Company;
•	exchange rate fluctuations;
•	any adverse outcome in legal proceedings in which Company is involved or may become involved including with respect to product liability claims;
•	attract and retain qualified management and other personnel; and
•	meet all of the terms and conditions of its debt obligations and other contractual obligations.

Financial statements and other financial information

The financial statements of the Company included in this Exhibit have been prepared in accordance with Indian Accounting Standards (“Ind-AS”). Ind-AS differs in certain significant respects from International Financial Reporting Standards (“IFRS”). For a summary of the significant differences between Ind-AS and IFRS, see “Summary of Significant Differences Between IFRS and Ind-AS”. Potential investors should consult their own professional advisers for an understanding of the differences between Ind-AS and IFRS, and how these differences might affect their understanding of the financial information contained herein.

This Exhibit includes the audited consolidated financial statements of the Company for the years ended 31 March 2019 (the “2019 Audited Consolidated Financial Statements”) and 31 March 2018 (the  “2018 Audited Consolidated Financial Statements”).  The 2019 Audited Consolidated Financial Statements consist of consolidated financial information of the Company as at and for the year ended 31 March 2019 and comparative consolidated financial information of the Company as at and for the year ended 31 March 2018. The 2018 Audited Consolidated Financial Statements consist of consolidated financial information of the Company as at and for the year ended 31 March 2018 and comparative consolidated financial information of the Company as at and for the year ended 31 March 2017. This Exhibit also includes the audited consolidated financial statements of the Company for the year ended 31 March 2017 (the “2017 Audited Consolidated Financial Statements”). The 2017 Audited Consolidated Financial Statements consist of consolidated financial information of the Company as at and for the year ended 31 March 2017 and comparative consolidated financial information of the Company as at and for the year ended 31 March 2016.

This Exhibit also includes the audited standalone financial statements of the Company for the year ended 31 March 2017 (the “2017 Audited Standalone Financial Statements”). The 2017 Audited Standalone Financial Statements consist of standalone financial information of the Company as at and for the year ended 31 March 2017 and comparative standalone financial information of the Company as at and for the year ended 31 March 2016.

The standalone financial information of the Company as at and for the year ended 31 March 2017 included (as a comparative) in the 2018 Audited Standalone Financial Statements were adjusted to give effect to the scheme of merger of TML Drivelines Ltd by the Company. For more information, please refer to “Note 47(iii) of the 2018 Audited Standalone Financial Statements”. Consequently, the standalone financial information of the Company as at and for the year ended 31 March 2017 included (as a comparative) in the 2018 Audited Standalone Financial Statements is not directly comparable to the standalone financial information of the Company as at and for the year ended 31 March 2017 included in the 2017 Audited Standalone Financial Statements. The standalone financial information of the Company as at and for the year ended 31 March 2017 included in the 2017 Audited Standalone Financial Statements is accordingly included solely for reference purposes. For a comparison of the standalone financial information of the Company as at and for the year ended 31 March 2017 included in the 2017 Audited Standalone Financial Statements against the standalone financial information of the Company as at and for the year ended 31 March 2017 included in the 2018 Audited Standalone Financial Statements, see the section entitled “Selected Financial Information”. Potential investors must therefore exercise caution when using such data to evaluate the Company’s financial condition and results of operation. Unless otherwise specified, all references in this Exhibit to the standalone financial information of the Company as at and for the year ended 31 March 2017 is derived from the 2018 Audited Standalone Financial Statements.

This Exhibit also includes the unaudited and limited reviewed consolidated financial results of the Company for the six months ended 30 September 2019 (the “H1-2020 Limited Reviewed Consolidated Financial Results”).  The H1-2020 Limited Reviewed Consolidated Financial Results should not be relied upon by investors to provide the same quality of information associated with information that has been subject to an audit. Potential investors must exercise caution when using such data to evaluate, the Company’s financial condition, results of operations and results. The audited standalone financial results of the Company for the six months ended 30 September 2019 (the “H1-2020 Audited Standalone Financial Results”) has been audited by B S R & Co. LLP, Chartered Accountants as stated in their reports appearing thereto. The H1-2020 Limited Reviewed Consolidated Financial Results and the H1-2020 Audited Standalone Financial Results should not be taken as an indication of the expected financial condition, results of operations and results of the Company (whether on a consolidated or standalone basis) for the full financial year ending 31 March 2020.

The 2019 Audited Consolidated Financial Statements and the 2019 Audited Standalone Financial Statements were prepared in conjunction with the adoption of Ind-AS 115 which took effect from 1 April 2018. Please refer to “Note 2 (Significant Accounting Policies) – w.(Recent accounting pronouncements)  of  the  2019  Audited  Consolidated  Financial  Statements”  and  “Note  2 (Significant Accounting Policies) – x.(Recent accounting pronouncements) of the 2019 Audited Standalone Financial Statements” for a discussion on the impact on the adoption of Ind-AS 115. As the Company has applied the modified retrospective transition method set out in Ind-AS 115 which does not require any restatement of the corresponding figures of the prior period before 1 April 2018, the Company’s financial information prior to 1 April 2018 (including the 2018 Audited Consolidated Financial Statements, the 2018 Audited Standalone Financial Statements, the 2017 Audited  Consolidated  Financial  Statements  and  the  2017  Audited  Standalone  Financial Statements) may not be directly comparable against the Company’s financial information after 1 April 2018 (including the 2019 Audited Consolidated Financial Statements, the 2019 Audited Standalone Financial Statements, the H1-2020 Limited Reviewed Consolidated Financial Results and  the  H1-2020 Audited  Standalone  Financial  Results).  Investors  must  therefore  exercise caution when making comparisons of any financial figures after 1 April 2018 against the Company’s financial figures prior to 1 April 2018 and when evaluating the Company’s financial condition, results of operations and results.

The H1-2020 Limited Reviewed Consolidated Financial Results and the H1-2020 Audited Standalone Financial Results were prepared in conjunction with the adoption of Ind-AS 116 which took effect from 1 April 2019. Please refer to “Note 2 of the H1-2020 Limited Reviewed Consolidated  Financial  Results”  and  “Note  6  of  the  H1-2020 Audited  Standalone  Financial Results” for a discussion on the impact on the adoption of Ind-AS 116. As the Company has applied the modified retrospective transition method set out in Ind-AS 116 which does not require any restatement of the corresponding figures of the prior period before 1 April 2019, the Company’s financial information prior to 1 April 2019 (including the 2019 Audited Consolidated Financial Statements, the 2019 Audited Standalone Financial Statements, the 2018 Audited Consolidated Financial Statements, the 2018 Audited Standalone Financial Statements, the 2017 Audited  Consolidated  Financial  Statements  and  the  2017  Audited  Standalone  Financial Statements) may not be directly comparable against the Company’s financial information after 1 April 2019 (including the H1-2020 Limited Reviewed Consolidated Financial Results and the H1-2020 Audited Standalone Financial Results). Investors must therefore exercise caution when making comparisons of any financial figures after 1 April 2019 against the Company’s financial figures prior to 1 April 2019 and when evaluating the Company’s financial condition, results of operations and results.

With effect from 1 April 2018, pursuant to the implementation of the Organisation Effectiveness programme, the Company introduced separate segment reporting in respect of its commercial vehicles, passenger vehicles and financing business (the “Segment Reporting”). The Segment Reporting is only available in respect of financial information from 1 April 2018 (including the H1-2020 Limited Reviewed Consolidated Financial Results, the H1-2020 Audited Standalone Financial Results, the 2019 Audited Consolidated Financial Statements and the 2019 Audited Standalone Financial Statements). Please refer to “Note 42 of the 2019 Audited Consolidated Financial Statements”, “Note 43 of the 2019 Audited Standalone Financial Statements”, “Sub- section entitled “Segment wise Revenue, Results, Assets and Liabilities” of the H1-2020 Limited Reviewed Consolidated Financial Results” and “Sub-section entitled “Segment wise Revenue, Results, Assets and Liabilities” of the H1-2020 Audited Standalone Financial Results” for more information.

The H1-2020 Limited Reviewed Consolidated Financial Results, the 2019 Audited Consolidated Financial Statements, the 2018 Audited Consolidated Financial Statements and the 2017 Audited Consolidated Financial Statements should be read in conjunction and in entirety with their respective related notes thereto. The H1-2020 Audited Standalone Financial Results, the 2019 Audited Standalone Financial Statements, the 2018 Audited Standalone Financial Statements and the 2017 Audited Standalone Financial Statements have been incorporated by reference into this Exhibit.

Internal Controls

Upon an evaluation of the effectiveness of the design and operation of our internal controls over financial reporting conducted as part of the corporate governance and public disclosure obligations of the Company, the Company concluded that:

i.

there was a material weakness, such that the internal controls over financial reporting of Jaguar Land Rover Automotive plc and its subsidiaries (Collectively “JLR”) were not effective as at 31 March 2019; and

ii.	there was a material weakness, such that the JLR’s internal controls over financial reporting were not effective as at 31 March 2018.

A material weakness, under the applicable auditing standards established by the PCAOB in the United States, is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Material weakness as at 31 March 2019

During Fiscal 2019, the JLR identified a material weakness as part of an assessment of the effectiveness of internal control over financial reporting based on the framework established in Internal Control – Integrated Framework (2013) issued by COSO.

As at 31 December 2018, JLR assessed that there were sufficient indications that property, plant and equipment and intangible assets may need to be impaired, due to significant changes in market conditions (especially in China), technology disruptions impacting the industry, rising cost of debt and the business missing its internal budgets over the previous quarterly periods. Accordingly, an interim impairment test was performed, which resulted in a £3,105 million impairment charge as at 31 December 2018.

Forecast financial information produced to support our annual business planning process is a key data input into the impairment assessment. The controls associated with the business planning process were not effective to mitigate the risk of material misstatement in the financial statements. Specifically, controls over the completeness and accuracy of certain source data in the business planning process were not designed to operate to a sufficient level of precision to address the related risks of misstatement. In addition, ineffective risk assessment activities performed over the ad-hoc impairment assessment did not identify the increased precision required in the design of the controls, allowing such risk assessment activities to be ineffective in identifying those inputs that may contain a reasonable possibility of a risk of material misstatement.

It was therefore considered the design of internal controls over the preparation of the forecast financial information arising from the ineffective risk assessment activities to be deficient, and that this deficiency results in a reasonable possibility that a material misstatement could occur in the financial statements related to the impairment of JLR property, plant and equipment and intangible assets that may be required from time to time. It was determined that this deficiency constitutes a material weakness in internal control over financial reporting as of 31 March 2019, based on our evaluation under the criteria in Internal Control — Integrated Framework (May 2013) issued by COSO. Accordingly, it was concluded that we did not maintain effective internal control over JLR financial reporting as of 31 March 2019.

JLR undertook steps to remediate the control deficiencies relating to the forecast financial information. However, these control deficiencies were not fully remediated as of 31 March 2019 and therefore JLR is currently working to establish a detailed, sustainable plan to fully remediate the material weakness which will include:

•

Simplification of the business planning process and design of the associated controls, which would support any need for ad-hoc impairment assessments during the year in addition to the existing annual assessment;

•

Redesign of controls to reflect improved risk assessment and further improvements to the management review controls including consideration of aggregation levels, setting of management expectations and the investigation and resolution of outliers in those areas where this is insufficient; and

•	Additional controls to validate any late changes to the forecast financial information once the primary controls have operated.

The material weakness did not result in material misstatements in JLR’s financial statements. During the quarters ended 30 June and 30 September 2019, JLR assessed that there were no indications that property, plant and equipment and intangible assets may need to be impaired, and therefore the controls associated with the business planning process have not been required to operate.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Material weakness as at 31 March 2018

The material weakness identified with respect to the year ended 31 March 2018 related to privileged system access at one of JLR’s third party logistics providers. JLR uses a third party service provider to manage logistics and finance with respect to Land Rover aftermarket parts. This service provider operates its own IT system, independent of JLR’s IT systems and maintains the majority of financial transactions and records relating to aftermarket parts for Land Rover vehicles, which are then used for our financial statements. Two default system accounts on the provider’s IT system had privileged access rights, including the right to process transactions and make changes to data relied upon in the preparation of JLR’s financial statements with respect to Land Rover aftermarket parts and were accessed during Fiscal 2018. Whilst no evidence exists to suggest these privileged accounts were used inappropriately, and they appear only to have been accessed by relevant IT personnel, JLR has been unable to obtain sufficient and appropriate evidence to confirm that access to these accounts were properly governed and restricted during Fiscal 2018. These accounts had access only to the provider’s IT system and not to JLR’s IT systems. However, given the pervasive nature of the access provided to these privileged accounts including, for instance, the potential to make changes to system configuration within the provider’s IT system, it is not possible to rely on a number of reports generated by the provider’s IT system with respect to data used for our financial statement preparation. While the information given by the provider is subject to additional controls and review procedures operated by JLR, these procedures are largely dependent on the data coming from the provider’s IT system. In particular, such a risk has the potential to affect recognition and measurement of revenue and the valuation accuracy of inventory in respect of Land Rover aftermarket parts.

JLR performs procedures such as independent checks over inventory, validation of cash allocation and settlement of sales transactions during the year. Due to the insufficient and appropriate evidence to confirm the restricted access, JLR performed additional procedures to ensure that there are no material misstatements in the financial statements as a result of this weakness. These included a review of physical security controls and the validation of inventory valuation cost against Jaguar Land Rover purchasing data. No material misstatements have been identified in the financial statements as a result of this weakness.

JLR has also worked with the third party provider to undertake remedial measures to improve the evidence that supports the appropriate granting of the privileged access and reduce the risk of such an event occurring again. To supplement this, the third party provider has introduced a new daily automated detective control that would identify any instances where such privileged access is assigned. A review of other relevant third party providers has not uncovered any similar issues. The material weakness was remediated in Fiscal 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	November 25, 2019